UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

Vringo, Inc.

(Name of issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

92911N104

(CUSIP number)

November 21, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92911N104	SCHEDULE 13G	Page 2 of 9 Pages

(1)	Names of reporting persons 18 Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 704,975(1)
(7) Sole dispositive power 0
(8) Shared dispositive power 704,975(1)
(9)	Aggregate amount beneficially owned by each reporting person 704,975(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.09%(1)
(12)	Type of reporting person (see instructions) OO

(1)	See Item 4.

CUSIP No. 92911N104	SCHEDULE 13G	Page 3 of 9 Pages

(1)	Names of reporting persons Jaime Peisach
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Mr. Peisach is a dual citizen of the United States and Colombia.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 35,000(1)
(6) Shared voting power 704,975(1)
(7) Sole dispositive power 35,000(1)
(8) Shared dispositive power 704,975(1)
(9)	Aggregate amount beneficially owned by each reporting person 739,975(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.34%(1)
(12)	Type of reporting person (see instructions) IN

(1)	See Item 4.

CUSIP No. 92911N104	SCHEDULE 13G	Page 4 of 9 Pages

(1)	Names of reporting persons Cheryl Peisach
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 35,000(1)
(6) Shared voting power 704,975(1)
(7) Sole dispositive power 35,000(1)
(8) Shared dispositive power 704,975(1)
(9)	Aggregate amount beneficially owned by each reporting person 739,975(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.34%(1)
(12)	Type of reporting person (see instructions) IN

(1)	See Item 4.

CUSIP No. 92911N104	SCHEDULE 13G	Page 5 of 9 Pages

(1)	Names of reporting persons Monica Peisach Sasson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Mrs. Peisach Sasson is a dual citizen of the United States and Colombia.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 704,975(1)
(7) Sole dispositive power 0
(8) Shared dispositive power 704,975(1)
(9)	Aggregate amount beneficially owned by each reporting person 704,975(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.09%(1)
(12)	Type of reporting person (see instructions) IN

(1)	See Item 4.

CUSIP No. 92911N104	SCHEDULE 13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer.

Vringo, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

44 West 28th Street, New York, NY 10001.

Item 2(a).	Name of Person Filing.

This Schedule 13G is being filed by 18 Partners, LLC (“18 Partners”) and Jaime Peisach, Cheryl Peisach and Monica Peisach Sasson (collectively, the “Managers”), each of whom is a manager of 18 Partners.

Item 2(b).	Address of Principal Business Office.

1180 East Hallandale Beach Boulevard, Suite C, Hallandale Beach, FL 33009.

Item 2(c).	Citizenship.

18 Partners was organized under the laws of the State of Florida. Jaime Peisach and Monica Peisach Sasson are dual citizens of the United States and Colombia. Cheryl Peisach is a citizen of the United States.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number.

92911N104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), identify the status of the person filing.

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

18 Partners holds 704,975 shares of Common Stock, including 216,000 shares of Common Stock issuable within 60 days upon the exercise of currently outstanding warrants. As the managers of 18 Partners, each of the Managers may be deemed to own the shares of Common Stock held by 18 Partners. Each of the Managers expressly disclaims beneficial ownership of the shares of Common Stock held by 18 Partners, except to the extent of his or her pecuniary interest therein, if any. In addition to the shares of Common Stock held by 18 Partners, Jaime Peisach holds 35,000 shares of Common Stock as custodian for the Steven Peisach UTMA account and Cheryl Peisach holds 35,000 shares of Common Stock as custodian for the Mauricio Peisach UTMA account.

CUSIP No. 92911N104	SCHEDULE 13G	Page 7 of 9 Pages

(b) Percent of class:

18 Partners owns 5.09% of the outstanding shares of Common Stock. Jaime Peisach and Cheryl Peisach may each be deemed to beneficially own 5.34% of the outstanding shares of Common Stock. Monica Sasson Peisach may be deemed to beneficially own 5.09% of the outstanding shares of Common Stock. This percentage has been calculated on the basis of 13,861,423 shares of Common Stock outstanding as of March 30, 2012, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2012.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

Each of Jaime Peisach and Cheryl Peisach has sole power to vote or direct the vote of 35,000 shares of Common Stock (as described above).

(ii) Shared power to vote or direct the vote:

Each of the reporting persons has shared power to vote or direct the vote of 704,975 shares of Common Stock (including 216,000 shares of Common Stock issuable within 60 days upon the exercise of currently outstanding warrants).

(iii) Sole power to dispose or direct the disposition of:

Each of Jaime Peisach and Cheryl Peisach has sole power to dispose or direct the disposition of 35,000 shares of Common Stock (as described above).

(iv) Shared power to dispose or direct the disposition of:

Each of the reporting persons has shared power to dispose or direct the disposition of 704,975 shares of Common Stock (including 216,000 shares of Common Stock issuable within 60 days upon the exercise of currently outstanding warrants).

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 92911N104	SCHEDULE 13G	Page 8 of 9 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable. Each of the reporting persons expressly disclaims membership in a “Group.”

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 92911N104	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2012 By: 18 PARTNERS, LLC

By:	/s/ Jaime Peisach
Name:	Jaime Peisach
Title:	Manager

/s/ Cheryl Peisach
CHERYL PEISACH

/s/ Jaime Peisah
JAIME PEISACH

/s/ Monica Sasson Peisach
MONICA PEISACH SASSON